

January 13, 2014

Via E-mail
Kevin G. Moug
Chief Financial Officer
Otter Tail Corporation
215 South Cascade Street
PO Box 496
Fergus Falls, MI 56538-0496

     Re: **Otter Tail Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 27, 2013
              Response dated December 26, 2013
              File No. 0-53713

Dear Mr. Moug:

     We have reviewed your response dated December 26, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data, page 63

Consolidated Statements of Income, page 66

     We note as part of your response to prior comment 1 in our letter dated December 11, 2013 that you "believe it is more meaningful to present your revenues by business segment rather than the categories in Regulation S-X, Rule 5-03." While we do not object to the proposed changes to your footnotes within the context of that statement, please note that Rule 5-03(b) of Regulation S-X provides for detail that shall be presented on the <u>face of the income statement</u>. In this regard, it remains unclear why you believe aggregating the non-regulated products and services for sales and cost of sales on the face of the income statement is an acceptable alternative to the Rule 5-03(b) of Regulation S-X requirement.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief